UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Contact:
     Alon Holdings Blue Square-Israel Ltd.
     Ortal Klein
     Corporate Secretary
     Telephone: 972-9-9618504
     Fax: 972-9- 9618636
     Email: ortal.klein@alon-oil.co.il

ALON HOLDINGS ANNOUNCES REDUCTION OF PERMITTED MARKETING MARGINS
FOR ITS SUBSIDIARY, DOR ALON ENERGY IN ISRAEL (1988) LTD.

ROSH HAAYIN, Israel, September 1, 2011 – Alon Holdings Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Alon Holdings") announced today that its majority owned subsidiary, Dor Alon Energy In Israel (1988) Ltd. ("Dor Alon"), had received from the Israeli Ministry of National Infrastructure a copy of an order pursuant to which the Ministers of Treasury and National Infrastructure had decided to reduce by 11.5 agurot (including VAT) per liter the marketing margin in connection with the sale of full service gasoline and by 18.4 agurot (including VAT) per liter the marketing margin in connection with the sale of self service gasoline.

The decrease in marketing margins is expected to have a material adverse effect on Dor Alon’s profits.

Dor Alon is examining its next steps, and it has submitted a petition to the Supreme Court sitting as the High Court of Justice to suspend the effectiveness of the order and even to nullify it.

Dor Alon is also examining steps to mitigate the effect on its profits resulting from the reduction of the marketing margins.

*  *  *

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") operates in three reporting segments: In its supermarket segment, Alon Holdings is the second largest food retailer in the State of Israel. As pioneer of modern food retailing in the region, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 209 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In addition, Alon Holdings holds approximately 78.38% of Dor Alon, a subsidiary listed on the Tel Aviv stock exchange, one of the four largest petrol companies and a leader in the field of convenience stores.  Dor Alon operates a chain of 193 petrol stations and 191 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.39% subsidiary  Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission(SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our shelf offering report filed in Israel, portions of which were submitted to the SEC on Form 6-K on November 8, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

September 1, 2011	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary